Exhibit 12.1
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Successor	Predecessor	Predecessor Year ended December 31,
	October 13, 2016 to December 31, 2016	January 1, 2016 to October 12, 2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$(4,307)	$369,944	$(479,424)	$(353,136)	$(95,186)	$(84,202)
Plus: fixed charges	1,824	11,398	54,807	47,829	51,187	52,403
Earnings available for fixed charges	$(2,483)	$381,342	$(424,617)	$(305,307)	$(43,999)	$(31,799)
Fixed Charges:
Interest expense	$1,824	$11,398	$54,807	$47,829	$51,187	$52,403
Total fixed charges	$1,824	$11,398	$54,807	$47,829	$51,187	$52,403
Ratio of Earnings to Fixed Charges	(a)	33.46	(b)	(c)	(d)	(e)

(a)	Successor Company earnings for the year ended December 31, 2016 were inadequate to cover fixed charges. The coverage deficiency was $4.3 million.

(b)	Predecessor Company earnings for the year ended December 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was $479.4 million.

(c)	Predecessor Company earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $353.1 million.

(d)	Predecessor Company earnings for the year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $95.2 million.

(e)	Predecessor Company Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $84.2 million.